Advisors Asset Management, Inc.

18925 Base Camp Road

Monument, Colorado 80132

July 30, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Request for Registration Withdrawal
Advisors Disciplined Trust 1914 (the “Trust”)
Registration on Form S-6
Amendment No. 1, filed pursuant to Rule 485 (the “Registration Statement”)
(Registration Statement File No. 333- 227346)

Ladies/Gentlemen:

The Trust hereby requests the withdrawal of the above-mentioned Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended. We are requesting a withdrawal solely due to the fact that the Registration Statement was inadvertently filed a second time with the Securities and Exchange Commission at 10:55AM on July 30, 2020. The Registration Statement was correctly filed for the first time at 10:47AM on July 30, 2020 and we ask for that first Registration Statement to remain filed with the Securities and Exchange Commission. No securities of the Trust were sold, or will be sold, pursuant to the Registration Statement.

Very truly yours,

Advisors Disciplined Trust 1914

By: Advisors Asset Management, Inc.

By:	/s/ ALEX R. MEITZNER
Alex R. Meitzner
Senior Vice President